Exhibit (a)(5)(P)

The following is an excerpt from the transcript of Thermo Fisher’s Fourth Quarter and Full Year 2023 earnings call held on January 31, 2024:

During the fourth quarter, we announced our intent to acquire Olink, a provider of advanced proteomics solutions that help researchers to gain an understanding of disease at the protein level rapidly and efficiently. As a reminder, Olink’s technology complements our leading mass spectrometry and life science platforms, and we’re uniquely positioned to rapidly bring this technology to customers. The transaction is on track to be completed by mid-2024, subject to customary closing conditions, including regulatory approvals.

[. . .]

During the year, we invested $3.7 billion on completed acquisitions and committed $3.1 billion to the acquisition of Olink, which we expect to close by mid-2024.

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